Exhibit 99.1

China Digital TV Provides Further Update on Asset Restructuring

Beijing, October 27, 2014 - China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of conditional access ("CA") systems and comprehensive services to China's digital television market, today provided more details on its asset restructuring (the "Restructuring"), as referred to in the press releases dated June 13, 2014 and October 9, 2014, respectively. The Company announced that its wholly-owned subsidiary Golden Benefit Technology Limited (“Golden Benefit”) has reached a supplementary share transfer agreement (the “Supplementary Share Transfer Agreement”) to amend and supplement the share transfer agreement entered into on October 9, 2014, and a supplementary profit compensation agreement (the “Supplementary Profit Compensation Agreement”) to amend and supplement the profit compensation agreement entered into on October 9, 2014, in each case with Shanghai Tongda Venture Capital Co., Ltd. (“Tongda Venture”) (Stock Code: 600647), a company listed on the Shanghai Stock Exchange.

Under the terms of the Supplementary Share Transfer Agreement, the consideration for the acquisition by Tongda Venture of the 100% equity interest in Beijing Super TV Co., Ltd. (“Super TV”), a wholly-owned subsidiary of Golden Benefit, will be RMB3.2 billion, based on a valuation determined by an independent third-party valuation agency. In addition, upon the completion of the Restructuring, Tongda Venture’s board of directors will be composed of nine directors, including three independent directors. Golden Benefit will be entitled to recommend for appointment of two members to Tongda Ventur’s board of directors, who will also be members of the Venture and Strategy Committee of Tongda Venture's board of directors. Cinda Investment Co., Ltd. ("Cinda Investment") has agreed to the appointment of one or two professional managers (either recommended by Golden Benefit or identified in a process in line with market practices) to the senior management of Tongda Venture and to oversee business related to Super TV.

Under the terms of the Supplementary Profit Compensation Agreement, in the event that the net profit (before or after adjustment for non-recurring gains and losses, whichever is less) of Super TV in each of the fiscal years 2014, 2015 and 2016 (collectively, the “Covered Period”) is less than the profit target (being RMB190.10 million, RMB283.67 million and RMB340.66 million for the fiscal years of 2014, 2015 and 2016, respectively) or there is any impairment loss at the end of the Covered Period, Golden Benefit will be obligated to compensate Tongda Venture for the deficiency or the impairment loss by transferring its shares in Tongda Venture back to Tongda Venture and/or cash, based on a pre-determined formula with such compensations in aggregate being subject to a cap equal to the amount of the Consideration.

Following the consummation of the Restructuring, the Company will hold approximately 17.24% of the share capital of Tongda Venture, which will represent a majority of its assets (excluding cash and cash equivalents) and as a result, the Company may be deemed an investment company under the U.S. Investment Company Act of 1940 (the "Investment Company Act"), and will thus be subject to related requirements and restrictions under the Investment Company Act, including restrictions on the issuance of securities. However, the Company intends to, and the board of directors of the Company has authorized the Company to take actions so that the Company will, be engaged primarily, as soon as reasonably possible and in any event before the first anniversary of the consummation of the Restructuring (the "Rule 3a-2 period"), in a business other than that of investing, reinvesting, owning, holding or trading in securities. As a result, as authorized by the board of directors of the Company, the Company intends to rely upon Rule 3a-2 under the Investment Company Act to avoid being deemed an investment company during the Rule 3a-2 period.

There will be difficulties and uncertainties in completing the Restructuring, which is subject to applicable approvals by the shareholders of the relevant parties involved as well as regulatory clearance (including that by the China Securities Regulatory Commission, the PRC Ministry of Finance and the PRC Ministry of Commerce), and the completion of a private placement by Tongda Venture to raise funds to pay the consideration. The Restructuring is expected to be subject to close scrutiny by the regulators amid increasingly stringent standards for similar transactions. There is no assurance that these approvals or regulatory clearance will be obtained within an expected timeframe, or at all. The Restructuring will terminate if it has not been completed by December 31, 2015.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports filed with the Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of CA systems and comprehensive services to China's expanding digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its PRC subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd., as well as subsidiaries of its affiliate.

For more information please visit the Investor Relations section of China Digital TV's website at http://ir.chinadtv.cn.

About Tongda Venture

Shanghai Tongda Venture Capital Co., Ltd. (Ticker: 600647) was founded in 1992 and is listed on the Shanghai Stock Exchange. Cinda Investment Co. Ltd. is currently Tongda Venture’s largest shareholder. Shanghai Tongda’s business covers high- and new-technology investment, industrial investment and asset management, agricultural development, operation and domestic trade, and food production and sales.

Investor Contact:

In China:

Nan Hao

Investor Relations Manager

Tel: +86-10-6297-1199 x 9780

Email: ir@chinadtv.cn

Brunswick Group

Tel: +86-10-5960-8610

Email: chinadigital@brunswickgroup.com

In the U.S.:

Brunswick Group

Tel: +1-212-333-3810

Email: chinadigital@brunswickgroup.com